UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 7) *

Jackson Hewitt Tax Service Inc.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

468202 10 6

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D, dated October 19, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1, dated November 15, 2007, Amendment No. 2, dated December 7, 2007, Amendment No. 3, dated April 15, 2008, Amendment No. 4, dated October 3, 2008, Amendment No. 5, dated October 14, 2008, and Amendment No. 6, dated December 3, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and together, with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively, with SAVF, SAVF II, SAVF III, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), and the General Partner, the “Reporting Persons”), with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Jackson Hewitt Tax Service Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 7 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

On January 12, 2009, Mr. Johnson, on behalf of Shamrock Capital Advisors, Inc., the investment manager for the Shamrock Activist Value Fund, sent the following letter to Ms. Margaret Richardson, Chair of the Board of Directors of the Company:

Dear Ms. Richardson:

The purpose for this letter is to express our concern with the current Jackson Hewitt Board of Directors’ executive compensation policies. Results from the recent Jackson Hewitt 2008 Annual Meeting show that a significant percentage of Jackson Hewitt shareholders agree with our concerns. We believe that the Board of Directors should immediately add an independent director with knowledge and direct experience in the field of executive compensation to lead an effort to revamp the company’s executive compensation programs to appropriately match pay with performance and thereby improve the alignment of interests between Jackson Hewitt shareholders and management. We believe the Board’s effectiveness in maximizing shareholder value will be improved by the addition of an independent director with this skill set.

In its 10Q filing dated December 10, 2008, Jackson Hewitt reported that at the 2008 Annual Meeting 12.8 million shareholders did not support the Board’s advisory vote on executive compensation. These results compare to approximately 105,000 shareholders that did not support the Board’s proposal to eliminate its classified board structure and about 1.2 million shareholders that did not endorse the Board’s recommendation to ratify the company’s external auditor. We believe these results show that shareholders have great concern for the Board’s executive compensation policies.

Shareholder discontent is further evidenced by the fact that both of the directors standing for reelection at the 2008 Annual Meeting, Ulysses L. Bridgeman, Jr. and Rodman L. Drake, received nearly 14% of votes cast against their re-election. Market data shows it is highly unusual for an individual director on a public company Board to receive such a high percentage of votes against and even more uncommon for a public company to have multiple directors receiving such a high percentage of votes against their reelection to the Board in an uncontested election. We believe the evident shareholder frustration with Messrs. Bridgeman and Drake’s tenure as directors stems from the overall unhappiness with the executive compensation policies and practices over which Messrs. Bridgeman and Drake have responsibility as members of the Compensation Committee.

This current round of corporate failures and recent actions by the US Federal Government to address executive compensation practices at companies receiving capital from US taxpayers reinforces the important responsibility corporate boards have in balancing executive compensation policies necessary to attract, retain and reward executives for creating long-term shareholder value while insuring such policies appropriately and prudently protect and advance the interests of shareholders. We think the Jackson Hewitt Board should listen to the unmistakable message being sent by its shareholders and take the important and necessary steps to overhaul the Board’s executive compensation policies. The initial step in this direction would be for the Board to add a new independent director with considerable expertise in the field of executive compensation. Additionally, the Board should make sure that feedback and input from Jackson Hewitt shareholders about the Board’s executive compensation policies can be easily and directly communicated to the Board as part of the Company’s investor relations program.

Regards,

/s/ Dennis A. Johnson

Dennis A. Johnson, CFA

Managing Director

ITEM 7.	Material to be Filed as Exhibits.

Joint Filing Agreement, dated December 3, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 9 to Amendment No. 6 to the Schedule 13D relating to the Common Shares of the Company, filed December 4, 2008 by the Reporting Persons with the United States Securities and Exchange Commission)

Power of Attorney, dated December 3, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 10 to Amendment No. 6 to the Schedule 13D relating to the Common Shares of the Company, filed December 4, 2008 by the Reporting Persons with the United States Securities and Exchange Commission)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President